

March 1, 2012

Via E-mail
Kenneth C. Fang
Vice President and Legal Counsel
ProShare Capital Management LLC
7501 Wisconsin Avenue, Suite 1000
Bethesda, Maryland 20814

> **Re:** **ProShares Trust II**
> **Amendment No. 1 to Form S-1**
> **Filed February 14, 2012**
> **File No. 333-178212**

Dear Mr. Fang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated December 27, 2011. Please note that we have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review.

Description of the Funds' Indexes, page 14

2. We note your response to comment 11 of our letter dated December 27, 2011. Please tell us what consideration you gave to providing disclosure on the historical performance of the Index and each Sub-Index since they were launched.

3. We note your response to comment 12 of our letter dated December 27, 2011 and reissue that comment in part. Please revise your disclosure to clarify that the weights for the Index and each Sub-Index are updated annually.

Investment Objectives and Principal Investment Strategies, page 19

4.   We note your disclosure on pages 1 and 19 that states that each Fund intends to meet its investment objective by investing primarily in futures contracts and that you will only invest in swaps in the event position accountability rules or position limits are reached with respect to futures contracts or if the market for a specific futures contract experiences emergencies. You also state on page 19, however, that currently, the Funds anticipate that, in the normal course of business and absent any unforeseen circumstances, they will have 100% exposure to swaps. Please advise.

Swap Agreements, page 19

5.   We note your response to comment 17 of our letter dated December 27, 2011. Your revised disclosure on page 8 states that the Funds' counterparties for swaps are: UBS AG, Goldman Sachs International and Societe Generale. Since you have not yet commenced operations for the Funds, please explain how you have entered into these counterparty arrangements. If the Trust has entered into arrangements with these counterparties, and the Funds may enter into swaps pursuant to the Trust's arrangements, please revise your disclosure to describe such arrangements by the Trust.

6.   We note your response to comment 18 of our letter dated December 27, 2011. Please revise your disclosure in the prospectus to clarify the difference between net amount and notional amount.

Plan of Distribution, page 86

7.   Please tell us why you have removed the disclosure regarding the initial Authorized Participant. We note that these Funds have yet to commence operations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra B. Hunter, Staff Attorney, at (202) 551-2758 or me at (202) 551-3655 with any questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Amy Doberman
        ProShares Trust II
        Via E-mail